Exhibit 99.5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Bertille ARON
Tel 33 (1) 47 44 67 12

Mary DWYER
Tel.: 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total increases its offer to acquire Deer Creek
Paris — September 2nd, 2005 — Total E&P Canada Ltd., a wholly-owned subsidiary of Total, announces that it is mailing a notice of variation and extension of its offer to acquire the issued and outstanding shares of Deer Creek Energy Ltd. pursuant to its take-over bid circular dated August 5, 2005.
Having been informed by Deer Creek of a competing proposal, Total has decided to exercise its right to match the competing proposal as stipulated in the agreement signed August 2, 2005.
Accordingly, Total has increased its previous offer to 31 Canadian dollars per share. The time during which the offer is open for acceptance has been extended to 1:00 AM Calgary time September 13th 2005.
The Board of Directors of Deer Creek has agreed to the amendments and continues to unanimously recommend the offer to the shareholders of the company.
Total E&P Canada has received all necessary regulatory approvals regarding its offer.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com